Exhibit 21.1

Subsidiaries of Appliance Recycling Centers of America, Inc.

Name	Jurisdiction of Incorporation
ARCA California, Inc.	California
ARCA Canada Inc	Ontario, Canada
ARCA Advanced Processing LLC	Minnesota

ARCA Advanced Processing LLC is a joint venture between the Company and 4301 Operations LLC.  The Company owns a 50% interest in the entity.

All other subsidiaries are 100% owned by the Company.